# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: PB BANKSHARES INC, CIK 0001849670
CUSIP: 69318V103
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 185 East Lincoln Highway, Coatesville, Pennsylvania (PA), 19320
Date of event which requires filing of this statement: 07/21/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001351063

## Reporting persons
- JACOBS ASSET MANAGEMENT, LLC: type of reporting person: investment adviser (IA), other (OO); citizenship or place of organization: Delaware (DE); sole voting power 157,700; shared voting power 0; sole dispositive power 157,700; shared dispositive power 0; aggregate amount beneficially owned 157,700 (6.18% of the class)
  Comment: The percent of class is based on 2,552,315 shares outstanding as of May 12, 2025.
- JAM Partners, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 157,700; shared voting power 0; sole dispositive power 157,700; shared dispositive power 0; aggregate amount beneficially owned 157,700 (6.18% of the class)
  Comment: The percent of class is based on 2,552,315 shares outstanding as of May 12, 2025.
- JAM Managers, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 157,700; shared voting power 0; sole dispositive power 157,700; shared dispositive power 0; aggregate amount beneficially owned 157,700 (6.18% of the class)
  Comment: The percent of class is based on 2,552,315 shares outstanding as of May 12, 2025.
- Sy Jacobs: type of reporting person: individual (IN); citizenship or place of organization: New York (NY); sole voting power 157,700; shared voting power 0; sole dispositive power 157,700; shared dispositive power 0; aggregate amount beneficially owned 157,700 (6.18% of the class)
  Comment: The percent of class is based on 2,552,315 shares outstanding as of May 12, 2025.

## Item 1. Issuer
Name of issuer: PB BANKSHARES INC
Address of issuer's principal executive offices:
185 East Lincoln Highway, Coatesville, PENNSYLVANIA
19320

## Item 2. Person Filing
Name of person filing:
JACOBS ASSET MANAGEMENT, LLC

JAM Partners, LP

JAM Managers, LLC

Sy Jacobs
Address of principal business office or, if none, residence:
192 Lexington Avenue
Suite 901
NEW YORK, New York
10016
Citizenship:
JACOBS ASSET MANAGEMENT, LLC - DELAWARE

JAM Partners, LP - DELAWARE

JAM Managers, LLC - DELAWARE

Sy Jacobs - NEW YORK

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 157,700
Percent of class: 6.18
Sole power to vote or to direct the vote:
JACOBS ASSET MANAGEMENT, LLC - 157,700

JAM Partners, LP - 157,700

JAM Managers, LLC - 157,700

Sy Jacobs - 157,700
Shared power to vote or to direct the vote:
JACOBS ASSET MANAGEMENT, LLC - 0

JAM Partners, LP - 0

JAM Managers, LLC - 0

Sy Jacobs - 0
Sole power to dispose or to direct the disposition:
JACOBS ASSET MANAGEMENT, LLC - 157,700

JAM Partners, LP - 157,700

JAM Managers, LLC - 157,700

Sy Jacobs - 157,700
Shared power to dispose or to direct the disposition:
JACOBS ASSET MANAGEMENT, LLC - 0

JAM Partners, LP - 0

JAM Managers, LLC - 0

Sy Jacobs - 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- JACOBS ASSET MANAGEMENT, LLC: Sy Jacobs, Sy Jacobs/ Managing Member (07/23/2025)
- JAM Partners, LP: Sy Jacobs, Sy Jacobs/ Managing Member (07/23/2025)
- JAM Managers, LLC: Sy Jacobs, Sy Jacobs/ Managing Member (07/23/2025)
- Sy Jacobs: Sy Jacobs, Sy Jacobs/ Managing Member (07/23/2025)